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                                       FILED BY LEARN2.COM, INC. PURSUANT TO
                                       RULE 425 UNDER THE SECURITIES ACT OF 1933
                                       AND DEEMED FILED PURSUANT TO
                                       RULE 14a-12 OF THE SECURITIES
                                       EXCHANGE ACT OF 1934.

                                       Subject Company: Learn2.com, Inc.
                                       Commission File No. 0-24936


                           [LETTERHEAD OF LEARN2.COM]


STEPHEN P. GOTT
President, Chief Executive Officer



September 14, 2001



Dear Fellow Learn2.com Stockholder,

On September 13, 2001, we adjourned our special stockholders' meeting and extended the time in which you can vote on the proposed merger between Learn2 and E-Stamp.

I would personally like to ask you to return the Learn2 proxy card included in this package regarding our proposed merger with E-Stamp (Proposal No.1). The merger with E-Stamp cannot be finalized unless we receive the adequate number of votes. While more than 95% of the shares submitted have voted in favor of the merger, not enough proxies have yet reached Learn2's stock transfer agent to achieve the required vote level. The merger proposal requires the affirmative vote of a majority of ALL outstanding shares of Learn2 common stock, not just those voting at the meeting. Therefore a failure to vote your proxy is the same as voting "no".

As discussed in the proxy materials you should have already received, and which you should review in making your decision as to how you will vote your proxy, we believe the merger is critical for the ongoing operations of Learn2 and we believe it will, if approved, provide us with the necessary working capital to create a combined company that will have the potential of becoming the world's leading provider of engaging e-learning products and services. The Board of Directors of Learn2 has unanimously recommended that you vote in favor of the merger.

Again I would like to thank you for taking the time to place your vote. As you will note on your proxy card, generally there are three methods to vote. If you can vote by Internet or phone it would expedite the process. The instructions for voting by phone or Internet vary by broker and are contained on the proxy card. To vote by phone or Internet, simply follow voting instructions on the proxy card. If you have lost or misplaced your proxy card, please contact your broker directly or call Mellon Investor Services, Inc. at (800) 814-0304.

Please respond to this additional request so that Learn2 can avoid additional expenses in contacting shareholders.

Sincerely,



Stephen P. Gott